Exhibit 99.2

CERTIFICATE OF QUALIFIED PERSON

Kirk Hanson, P.E.

Wood USA Mining Consulting SLC Engineering

10876 S River Front Pkwy #250

South Jordan, UT 84095 United States

Tel: (775) 997-6559

I, Kirk Hanson, P.E., am employed as a Technical Director, Open Pit Mining with Wood USA Mining Consulting SLC Engineering.

This certificate applies to the technical report entitled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report” that has an effective date of 17 May, 2021 (the “technical report”).

I am registered as a Professional Engineer in the State of Idaho (#11063). I graduated with a B.Sc. degree from Montana Tech of the University of Montana, Butte, Montana in 1989 and from Boise State University, Boise, Idaho with an MBA degree in 2004.

I have practiced my profession for 32 years. I was Engineering Superintendent at Barrick’s Goldstrike operation, where I was responsible for all aspects of open-pit mining, mine designs, mine expansions and strategic planning. After earning an MBA in 2004, I was assistant manager of operations and maintenance for the largest road department in Idaho. In 2007, I joined AMEC (now Wood) as a principal mining consultant. Over the past 14 years, I have been the mining lead for multiple scoping, pre-feasibility, and feasibility studies. I have also done financial modelling for multiple mines as part of completing the scoping, pre-feasibility and feasibility studies.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the Oyu Tolgoi Project.

I am responsible for sections 1.1 to 1.2, 1.21, 1.22, 1.23.16, 1.23.17, 1.26; Sections 2.1 to 2.3, 2.5, 2.6; Section 3; Section 22; Section 24.1.9; Sections 25.1, 25.15, 25.16, 25.19; and Section 27 of the Technical Report.

I am independent of Entrée Resources Inc. as independence is described by Section 1.5 of NI 43–101.

I have previously co-authored the following technical report on the project:

•	Hanson, K., Kulla G., Oshust P., Loomis, I., and Wong, H., 2018: Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report: report prepared by Amec Foster Wheeler for Entrée Gold Inc., effective date 15 January, 2018.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

Wood USA Mining Consulting SLC Engineering 10876 S River Front Pkwy #250 South Jordan, UT 84095 United States www.woodplc.com	Page 1 of 2

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated: 20 July, 2021

“Signed and sealed”

Kirk Hanson, P.E.

Wood USA Mining Consulting SLC Engineering 10876 S River Front Pkwy #250 South Jordan, UT 84095 United States www.woodplc.com	Page 2 of 2